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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOMMY HORSE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 8th Street, #2
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fern Jones 212-533-6307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Yin Shen Co. CPA
(Name – *if individual, state last, first, middle name*)

31-50 140th Street, Room 6c, Flushing, NY 11354
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Fern Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tommy Horse Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOMMY HORSE SECURITIES, LLC

CONTENTS

Independent Auditor's Report -- 1

Statement of Financial Condition -- 2

Statement of Income -- 3

Statement of Cash flows -- 4

Statement of Changes in Members' Equity ---------------------------------- 5

Notes to Financial Statements -- 6,7

Supplement Information -- 8

Schedule I- Computation of Net Capital ---------------------------------- 9,10

Schedule II- Computation for Determination of Reserve Requirements 11

Internal Control Report -- 12,13

Auditor's Report

To the Members of
Tommy Horse Securities LLC

We have audited the accompanying statement of financial condition of Tommy Horse Securities LLC as of December 31, 2006, and the related statements of income, changes in member' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tommy Horse Securities LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Yin Shen Co. CPA
New York, New York
February 8, 2007

TOMMY HORSE SECURITIES, LLC

Statement of Financial Condition

December 31, 2006

ASSETS

Cash & cash equivalent	$	10,650
Prepaid expenses		2,695
Total assets	$	13,345

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	-
Accrued expenses		1,992
Total liabilities		1,992
Members' Equity		
Members' Capital		61,600
Retained earnings		(50,247)
Total members' equity		11,353
Total liabilities and members' equity	$	13,345
		0

The accompanying notes are an integral part of these financial statements

TOMMY HORSE SECURITIES, LLC

Statement of Income

for the Year Ended December 31, 2006

REVENUES:		
Commission and service income	$	1,300
Miscellaneous income		202
Total Revenue		1,502
EXPENSES:		
Professional and consulting fees		7,700
Regulatory fees and expenses		3,605
Other expenses		584
Total Expenses		11,889
INCOME BEFORE INCOME TAXES		(10,387)
PROVISION FOR INCOME TAXES		100
NET INCOME (LOSS)	$	(10,487)

The accompanying notes are an integral part of these financial statements

TOMMY HORSE SECURITIES, LLC

Statement of Cash Flows

for the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ (10,487)
Adjustments to reconcile net income to net cash used in operating activities:		
Prepaid expenses	(239)	
Accounts payable	0	
Accrued expenses	(100)	
Total adjustments		(339)
Net cash used in operating activities		(10,826)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	-	
Others	-	-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contribution	7,800	7,800
Net cash provided by financing activities		7,800
INCREASE IN CASH		(3,026)
CASH AT BEGINNING OF THE YEAR		13,677
CASH AT END OF THE YEAR		$10,651
		(0)

The accompanying notes are an integral part of these financial statements

TOMMY HORSE SECURITIES, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2006

		Member's Capital
Balance, January 1, 2006	$	14,040
Net Income(Loss)		(10,487)
Member's Capital Contributions		7,800
Member's Capital Withdrawals		-
Balance, December 31, 2006	$	11,353
		0

The accompanying notes are an integral part of these financial statements

Tommy Horse Securities LLC
Notes to Financial Statements

For the Year Ended December 31, 2006

1. Organization and nature of business

Tommy Horse Securities LLC a/k/a THS Ltd. (the Company) is an introducing broker registered with Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is exempt from SEC customer protect rules. The Company was organized in the State of New York on January 4, 2002.

2. Significant Accounting Policies

The Company specializes in mutual funds and variable annuities serving the unique need of individuals with physical and other disadvantages, and the organizations with which they are associated. The Company's income is based on commission for the services provided. The Company does not carry customers' accounts. Business is transacted through accounts of clearing organizations on a fully disclosed basis pursuant to the requirements of SEC rules 17a-3 and 17a-4. The financial statements reflect their service activities.

Commissions and related clearing expenses are recorded based on clearing house's statements.

At present, the Company does not maintain any customers' accounts.

The Company does not transact securities on their own clearing accounts. There are no transactions involving purchases of securities under agreements to resell or sales securities under agreements to repurchase.

The Company prepares its financial statements on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not hold for sale in the ordinary course of business.

Tommy Horse Securities LLC
Notes to Financial Statements
(continued)

3. Prepaid Expenses

Prepaid expenses consist of NASD dues of $2095, insurance of $320, and NASD CRD account $280.

4. Accrued Expenses
Accrued expenses consist of professional fee of $1,992.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and minimum required dollar amount is $5,000. At December 31, 2006, the Company was in compliance with these regulations. The company's net capital ratio was 0.23 to 1.

6. Income tax

For the tax purpose, the Company is a single member limited liability company and has the option to be treated as a "disregarded entity." The Company does not pay federal income taxes. The Company is liable for New York State minimum limited liability company filing fees.

7. Depreciation

The Company uses the full services from a consulting firm and does not maintain its own office furniture and equipment.

8. Contingence

The Company pays professional consulting services for $500 per month. The term is based on month by month.

9. Anti-Money laundering program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2006, the company was in compliance with this program.

Supplement Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2006

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

Schedule I

TOMMY HORSE SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

NET CAPITAL		
Total partners' equity		$11,353
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		11,353
Deductions:		
Nonallowable assets		
Furniture, and equipment, net	0	
Other assets	(2,695)	(2,695)
		8,658
Net capital before haircuts on securities positions		
Haircuts on securities		
Trading and investment securities	0	
Other securities	0	0
NET CAPITAL		$8,658
AGGREGATE INDEBTEDNESS		
Commission payable	0	
Other payable and accrued expenses	1,992	1,992
Total aggregate indebtedness		$1,992
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		133
Minimum dollar required:		$5,000
Excess net capital		$3,658
Excess net capital at 1,000% (Net capital - 10% of AI)		$8,458
Ratio: Aggregate indebtedness to net capital		0.23

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$8,658
Adjustments:		
Accrued expenses	(0)	
	-	(0)
Net capital per above		$8,658

There is no material difference between the net capital computation as reported on Tommy Horse Securities LLC FOCUS report - Part IIA as of December 31, 2006.

Schedule II

TOMMY HORSE SECURITIES, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

Tommy Horse Securities, LLC is an introducing broker and is exempt from the provision of SEC Rule 15c3-3. The conditions of exemption are being maintained.

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC rule 15c3-3

To the Members of
Tommy Horse Securities LLC

In Planning and performing our audit of the financial statements of Tommy Horse Securities LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including its anti-money laundering measures and procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of express our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and the procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used for any other purpose.



Yin Shen Co. CPA
New York, New York
February 8, 2007

END